UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K filed by Alvotech (the “Company”) on August 31, 2023 (the “Original 6-K”) solely to provide the Company’s Unaudited Condensed Consolidated Interim Financial Statements as of 30 June 2023 and for the six months ended 30 June 2023, and 30 June 2022, formatted in Inline eXtensible Business Reporting Language (“ixBRL”) in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K, attached hereto as Exhibit 99.1. Such Unaudited Condensed Consolidated Interim Financial Statements were previously filed without iXBRL as Exhibit 99.1 to the Original 6-K. Exhibit 101 provides the financial statements and related notes from the Report formatted in iXBRL.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

INCORPORATION BY REFERENCE

This Amendment, including the Exhibits hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136 and 333-273262) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Amendment is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of 30 June 2023 and for the six months ended June 30, 2023, and June 30, 2022.
101

The following materials from this Report are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss; (ii) Unaudited Condensed Consolidated Interim Statements of Financial Position; (iii) Unaudited Condensed Consolidated Interim Statements of Cash Flows; (iv) Unaudited Condensed Consolidated Interim Statements of Changes in Equity; and (v) Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date:	September 7, 2023	By:	/s/ Tanya Zharov
			Name:	Tanya Zharov
			Title:	General Counsel